FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-941-1717

George Barrett,
Corp. Exec. V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
Chief Executive Officer   Teva North America

Liraz Kalif / Kevin Mannix, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
                                                      Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF GENERIC DUONEB®

Jerusalem, Israel, January 2, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Dey's bronchodilator, DuoNeb® (Albuterol Sulfate and Ipratropium Bromide) Inhalation Solution, 3 mg (0.083%) and 0.5 mg (0.017%). Shipment of the product will begin immediately.

The brand product had annual sales of approximately $265 million in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                           (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: January 02 , 2008